(858) 458-3031 and (202) 551-1840

teriobrien@paulhastings.com

brandonbortner@paulhastings.com

September 30, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mitchell Austin
Ms. Jan Woo Ms. Rebekah Lindsey Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Registration Statement on Form S-1 Filed on September 17, 2021 CIK No. 0001858257

Ladies and Gentlemen:

On behalf of our client, AvidXchange Holdings, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 29, 2021 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1, as filed on September 17, 2021 (the “Registration Statement”).

We are concurrently filing an amended Registration Statement on Form S-1, (the “Amended Registration Statement”). The Amended Registration Statement has been revised to reflect the Company’s response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below the comment contained in the Comment Letter in italics followed by the Company’s response thereto.

September 30, 2021

Principal Stockholders, page 159

1.

We note your response to prior comment 7 and reissue this comment. Please identify the members of the investment committee for Caisse de dépôt et placement due Québec and the individuals who share investment and voting decisions for Ossa Investments Pte. Ltd.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has asked each of Caisse de dépôt et placement due Québec and Ossa Investments Pte. Ltd.to provide it with the names of the individuals who participate in making investment and voting decisions for these entities. Upon receipt of the requested information, the Company will update its disclosure in footnotes (4) and (5) on page 161 of the Amended Registration Statement.

*    *    *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact the undersigned at (858) 458-3031 (teriobrien@paulhastings.com) or Brandon Bortner of this firm at (202) 551-1840 (brandonbortner@paulhastings.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Teri O’Brien
Teri O’Brien of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael Praeger, Chief Executive Officer, AvidXchange Holdings, Inc.

Ryan Stahl, General Counsel, Senior Vice President, AvidXchange Holdings, Inc.

Teri O’Brien, Esq., Paul Hastings LLP

Brandon J. Bortner, Esq., Paul Hastings LLP

David Ambler, Esq., Cooley LLP